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Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income (loss) from continuing operations before income taxes	$689	$507	$386	$155	$(322)
Deduct equity in undistributed (earnings) loss of fifty-percent-or-less-owned companies	(2)	2	(16)	—	(9)
Add interest on indebtedness, net	222	221	230	249	250
Add amortization of debt expense	5	5	6	7	7
Add estimated interest factor for rentals	19	33	31	31	33

Earnings (loss) before income taxes, noncontrolling interest, fixed charges and preferred stock dividends	$933	$768	$637	$442	$(41)

Fixed Charges:
Interest on indebtedness	$223	$221	$229	$248	$249
Amortization of debt expense	5	5	6	7	7
Estimated interest factor for rentals	19	33	31	31	33

Total fixed charges	$247	$259	$266	$286	$289

Preferred stock dividends (a)	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$247	$259	$266	$286	$289

Ratio of earnings to fixed charges	3.8	3.0	2.4	1.5	(0.1)

Ratio of earnings to combined fixed charges and preferred stock dividends	3.8	3.0	2.4	1.5	(0.1)

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	3.8	2.9	2.4	1.7	1.4

(a)
Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)
Excludes the 2014 litigation settlement income of $9 million; the 2012 non-cash, pre-tax impairment charge for other intangible assets of $42 million and litigation expense of $1 million; the 2011 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $450 million and litigation expense of $9 million.

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  Exhibit 12
MASCO CORPORATION Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends